Exhibit 99.84

Press Release

for immediate release

PROF. SIMON BEST APPOINTED INTERIM CEO OF PROMETIC LIFE SCIENCES

LAVAL, QUEBEC, CANADA, – December 19th, 2018 – The Board of Directors of Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic” or the “Corporation”) announced today that it has named Prof. Simon Best as Interim Chief Executive Officer, effective immediately. Prof. Best has been the Chairman of the Prometic Board of Directors since May 2014 and has over 30 years of global life sciences expertise with a focus on business development, strategic planning and product commercialization. He has served as CEO of several biotech companies and as both Vice-Chair of the US Biotechnology Industry Organisation (BIO) and Chair of the UK BioIndustry Association (BIA).

Dr. Best succeeds Mr. Pierre Laurin who has stepped down from his management and board responsibilities, effective immediately. The Corporation is appointing a top-tier global search firm to commence the search for a permanent CEO.

“We recognize and deeply appreciate the valuable contribution that Pierre has made in founding and building Prometic over 24 years. Under his leadership, Prometic advanced its lead assets Ryplazim™ and PBI-4050 towards commercialization and he has endowed Prometic with a rich pipeline of promising follow-up compounds,” says Prof. Best. “We are pleased that Pierre has agreed to support Prometic during the transition to new leadership. I also thank the Prometic management team and our very capable staff worldwide for their critical contributions and continued dedication to the tasks at hand, and we are excited to undertake a fresh look at our strategy to increase and unlock value for shareholders.”

The Corporation is also pleased to announce that Mr. Zachary Newton has been appointed to the Board of Directors as the second designee of Structured Alpha LP, an affiliate of Thomvest Asset Management Inc.

“I look forward to supporting Prometic in its leadership transition and evaluation of a new strategic direction,” says Mr. Newton. “Prof. Best and his management team have Thomvest’s full support, and we are confident in Prometic’s future.”

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“I am pleased to welcome Mr. Newton, who will bring senior-level strategic and financial expertise, along with working knowledge of Prometic, that will be of great support during this transitionary time,” adds Prof. Best. “The Board is committed to ensuring that there is no loss of momentum in completing the additional work required to re-submit the Ryplazim™ BLA, the timely submission of an IND for the Ph III pivotal clinical trial of PBI-4050 in Alstrom Syndrome and continued business development initiatives.”

Prof. Best will be participating in a conference call for analysts today, December 19, 2018 at 10:00 a.m. EST. Details for the call are:

Phone: (647) 427-7450 or 1-(888) 231-8191 (toll-free)

Online: https://event.on24.com/wcc/r/1905125/F7129563B33231E3F7830FED74A4F6CC

A replay of the call will be available as of Wednesday, December 19, 2018 at 3:00 pm. The numbers to access the replay are (416) 849-0833 and 1-(855) 859-2056 (passcode: 9359889). The replay will be available until December 26, 2018 at 12:00am. About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Alstrom Syndrome (AS). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma- derived therapeutics such as Intravenous Immunoglobulin (IVIG). The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

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We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Prof. Simon Best

Chairman of the Board

Prometic Life Sciences Inc.

s.best@prometic.com

450.781.0115

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Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Media Contact:

Maggie Hall

Kaiser Lachance Communication

maggie.hall@kaiserlachance.com

647.725.2520 ext. 223

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